Exhibit 99.1

Tla'amin First Nation and City of Powell River complete transaction to purchase Catalyst Paper's interest in the PRSC Limited Partnership

POWELL RIVER, BC, Sept. 19, 2014 /CNW/ - The Tla'amin First Nation and City of Powell River have completed the transaction to purchase Catalyst Paper Corporation's interest in the PRSC Limited Partnership, a unique joint venture that was established by the three parties in 2006 to sell and redevelop lands that were surplus to Catalyst's operations in the community.

Through its wholly owned corporations, Powell River Waterfront Development Corporation (City) and Tees'kwat Land Holdings Ltd (Tla'amin), the parties retired the mortgage being carried by PRSC and acquired Catalyst's interest in the Limited Partnership for $3 million. The transaction was approved by the courts in 2012 when Catalyst was undergoing financial restructuring while under creditor protection.

Powell River Mayor Dave Formosa stated that "We looked at it as an opportunity for Sliammon and the City to develop and carry out their strategic initiatives, while simultaneously assisting Catalyst during its restructuring. We felt the amount to retire the mortgage and acquire the company's interest in the Limited Partnership was more than fair."

Tla'amin Chief Councillor Clint Williams says, the completion of the purchase re-establishes a connection to lands that are economically important to Sliammon, and to the City of Powell River. As part of the transaction, Sliammon and the City agreed to secure two equally sized parcels of land (5.5 acres each) on PRSC's Marine Industrial property (District Lot 4070) for individual economic development goals. The parcel that will be secured by the First Nation will fulfill a long standing goal for its business interests. "One of the reasons Tla'amin became involved in the Limited Partnership, was to secure land to establish a log dump and sort for its forestry operations. This transaction not only allows PRSC to retire the mortgage for a fair price, but to secure the lands necessary to ensure the success of Thichum Forest Products."

"We are pleased to arrive at the final stages of this jointly beneficial agreement," says Catalyst President and CEO Joe Nemeth. "This transaction represents a mutual investment in community prosperity and continued cooperation between community and our industry. It addresses the City and Tla'amin's need for a diversified economy while enabling Catalyst to focus on core operations."

As a result of this transaction the Limited Partnership Board will be restructured to have 3 representatives from each partner. Representing Tees'kwat will be Chief Councillor Clint Williams, Councillor Walter Paul and Sliammon Development Corporation President Roy Francis. Representing PRWDC on the PRSC Board will be City CFO Shehzad Somji, and Powell River citizen appointees Kevin Sigouin and Chris Roddan.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Mac Fraser
CAO
City of Powell River
604-485-6291

Rod Allan
CAO
Tla'amin First Nation
604-483-9646

Brian Baarda
CFO
Catalyst Paper Corporation
604-247-4710

CO: Catalyst Paper Corporation

CNW 06:00e 22-SEP-14